Exhibit 12

US GAAP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Six Months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(thousands of US dollars)
Earnings
Pre-Tax earnings	81,262	277,694	397,378	192,649	336,638	152,897	242,884
Interest expense	76,008	51,526	62,201	62,362	61,692	33,732	23,624
Income from equity investment	1,141	4,829	1,377	1,463	2,558	1,094	1,759

Total earnings	158,411	334,049	460,956	256,474	400,888	187,723	268,267

Fixed charges
Interest expense	76,008	51,526	62,201	62,362	61,692	33,732	23,624
Capitalized interest	26,114	31,393	34,027	46,053	53,987	24,316	29,387
Bond discount and issue costs amortization	1,792	1,792	2,035	3,568	3,613	1,165	1,128

Total fixed charges	103,914	84,711	98,263	111,983	119,292	59,213	54,139

Ratio of earnings to fixed charges	1.5	3.9	4.7	2.3	3.4	3.2	5.0